Fund Administration

 Fee Schedule

Exhibit A

Name Of Series

Date Added

Paradigm Value Fund

December  31, 2002
Paradigm Opportunity Fund                                December  31, 2004
Paradigm Select Fund                                        December 31, 2004

Annual fee based upon average assets:

7 basis points on first $200 million

5 basis points on next $500 million

3 basis points on the balance

Minimum monthly fee: $2,000 per series.

Plus out-of pocket expense reimbursements, including but not limited to:

Proxies

Special reports

Printing of Annual Prospectus, SAI, Annual and Semi-Annual Reports

Federal and state regulatory filing fees

Certain insurance premiums

Expenses from board of trustees meetings

Auditing expenses

Legal expenses

Fees and out-of-pocket expense reimbursements are billed monthly